1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 12, 2012

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2012/01/12

Chunghwa Telecom Co., Ltd.

By:	/s/ Shu Yeh
Name:	Shu Yeh
Title: Senior Vice President CFO

2

Exhibit

Exhibit	Description

1.	Announcement on 2011/12/12 : To announce the procurement of small box-type vehicle

2.	Announcement on 2011/12/12 : To announce the procurement of small box-type vehicle

3.	Announcement on 2011/12/20 : Chunghwa Telecom signed C&MA and Supply Contract for the construction of the Asia Pacific Gateway(APG) Cable Network

4.	Announcement on 2011/12/26 : Explanation of the report that the company’s capex for the next three years will be at least NT$120 billion

5.	Announcement on 2011/12/30 : The Company signs a MOU with R&H and Quanta Computer Inc.

6.	Announcement on 2012/01/10 : To announce the Company’s December 2011 revenues

7.	Announcement on 2012/01/10 : December 2011 sales

3

EXHIBIT 1

To announce the procurement of small box-type vehicle

Date of events: 2011/12/12

Contents:

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): several batches of small box-type vehicle

2.	Date of the occurrence of the event:2010/12/13~2011/12/12

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:NT$542,516,640

4.

Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Hsieh Hsin Automobile Co., Ltd.

(協新汽車股份有限公司)

5.

Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6.

Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N/A

8.	Terms of delivery or payment (including payment period and monetary amount):In accordance with contract

9.	The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10.	Name of the professional appraisal institution and its appraisal amount: N/A

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12.	Is the appraisal report price a limited price or specific price?: N/A

13.	Has an appraisal report not yet been obtained?: N/A

14.	Reason an appraisal report has not yet been obtained: N/A

15.	Broker and broker’s fee: None

16.	Concrete purpose or use of the acquisition or disposition: For operational purpose

17.	Do the directors have any objection to the present transaction?: No

18.	Any other matters that need to be specified: None

EXHIBIT 2

To announce the procurement of small box-type vehicle

Date of events: 2011/12/12

Contents:

1.     Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): several batches of small box-type vehicle

2.     Date of the occurrence of the event:2010/12/13~2011/12/12

3.     Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:NT$908,951,998

4.     Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):NANYANG Industries Co., Ltd.

5.     Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6.     Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.     Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N/A

8.     Terms of delivery or payment (including payment period and monetary amount):In accordance with contract

9.     The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10.   Name of the professional appraisal institution and its appraisal amount: N/A

11.   Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12.   Is the appraisal report price a limited price or specific price?: N/A

13.   Has an appraisal report not yet been obtained?: N/A

14.   Reason an appraisal report has not yet been obtained: N/A

15.   Broker and broker’s fee: None

16.   Concrete purpose or use of the acquisition or disposition: For operational purpose

17.   Do the directors have any objection to the present transaction?: No

18.   Any other matters that need to be specified: None

EXHIBIT 3

Chunghwa Telecom signed C&MA and Supply Contract for the construction of the Asia Pacific Gateway(APG) Cable Network

Date of events: 2011/12/20

Contents:

1.               Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City):To invest APG Cable Network

2.               Date of the occurrence of the event:2011/12/20

3.               Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:US$51million

4.               Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Alliance with KT Corporation, NTT Com and Mainland China, Singapore, Vietnam, Thailand carriers then signed with the supplier NEC

5.               Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: None

6.               Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: None

7.               Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):None

8.               Terms of delivery or payment (including payment period and monetary amount):Following the supply contract signed by APG alliance and supplier NEC

9.               The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Invited international major suppliers to compare price

10.         Name of the professional appraisal institution and its appraisal amount: None

11.         Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12.         Is the appraisal report price a limited price or specific price?: None

13.         Has an appraisal report not yet been obtained?: None

14.         Reason an appraisal report has not yet been obtained: None

15.         Broker and broker’s fee: None

16.         Concrete purpose or use of the acquisition or disposition: To increase international transmission bandwidth and diversify cable route, providing customers optimization telecom services

17.         Do the directors have any objection to the present transaction?: None

18.         Any other matters that need to be specified:(1)exchange rate USD1:NTD33 (2)APG alliance signed supply contract firstly, and then the alliance signed with the supplier NEC together

EXHIBIT 4

Explanation of the report that the company’s capex for the next three years will be at least NT$120 billion

Date of events: 2011/12/26

Contents:

1.               Name of the reporting media: Commercial Times

2.               Date of the report:2011/12/26

3.               Content of the report: Starting next year, Chunghwa Telecom will increase additional NT$20 billion capex for the next three years to procure 1G FTTH equipments, expanding total capex for the next three years to at least NT$120 billion from the original plan for broadband network deployment of NT$100 billion for the next five years.

4.               Summary of the information provided by investors: None

5.               Company’s explanation of the reportage or provided information: The next year capex amount on the report was merely the reporter’s speculation. Budget for capex will depend on the Company’s annual actual demand. Any information for financial forecast will be disclosed after the approval of board meeting.

6.               Countermeasures: None

7.               Any other matters that need to be specified: None

EXHIBIT  5

The Company signs a MOU with R&H and Quanta Computer Inc.

Date of events: 2011/12/30

Contents:

1.               Date of occurrence of the event:2011/12/30

2.               Counterparty to the contract or commitment: RHYTHM AND HUES, INC. and Quanta Computer Inc.

3.     Relationship to the Company: None

4.     Starting and ending dates (or rescission date) of the contract or commitment:2011/12/30 ~ 2012/05/15

5.               Major content (not applicable where rescinded): Chunghwa Telecom, RHYTHM AND HUES, INC. (R&H) and Quanta Computer Inc. will co-develop cloud computing business.

6.               Restrictive covenants (not applicable where rescinded):None

7.               Effect on company finances and business (not applicable where rescinded): Be beneficial to company’s cloud computing business development.

8.               Concrete purpose/objective (not applicable where rescinded): Three companies will cooperate together to promote cloud computing business.

9.               Any other matters that need to be specified: None

EXHIBIT  6

To announce the Company’s December 2011 revenues

Date of events: 2012/1101/10

Contents:

1.               Date of occurrence of the event:2012/01/10

2.               Company name: Chunghwa Telecom Co., Ltd.

3.               Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4.               Reciprocal shareholding ratios: N/A

5.               Cause of occurrence: Chunghwa Telecom today announced a 1.8% year-over-year increase in unaudited unconsolidated total revenue to NT$16.38 billion in December 2011. Operating income decreased by 37.9% year-over-year to NT$2.27 billion, net income decreased by 28.6% year-over-year to NT$2.18 billion, and EPS decreased by 6.5% to NT$0.29.

The revenue growth was primarily attributable to (1)the increase in local fixed line service revenue resulting from the shift of the pricing right of a fixed-to-mobile call from mobile operators to fixed network operators, (2) the increase in mobile VAS due to growth of mobile internet subscriber, and (3) the increase in handset sales because of the availability of iPhone 4S, which offset (1)the decrease of mobile service revenue resulting from the pricing right shift, (2) the impact from tariff reductions and (3) the lower ICT project revenue as compared to the same period of 2010.

Operating costs and expenses increased year over year, mainly attributable to higher interconnection and transition costs from the shift of pricing right of a fixed to mobile call from mobile operators to fixed network operators and higher costs of handset sold and marketing expenses due to availability of iPhone 4S, which offset the decrease of ICT project costs. Net income and EPS decreased mainly due to the decrease of operating income.

6.               Countermeasures:None

7.               Any other matters that need to be specified: None

EXHIBIT 7

Chunghwa  Telecom

January 10, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Dec 2011

1)              Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes	%

Dec	Invoice amount	18,489,700	18,193,382	(+) 296,318	(+) 1.63%

Jan-Dec	Invoice amount	197,690,960	204,653,854	(-) 6,962,894	(-) 3.40%

Dec	Net sales	16,377,363	16,090,038	(+) 287,325	(+) 1.79%

Jan-Dec	Net sales	192,462,104	186,410,943	(+) 6,051,161	(+) 3.25%

b                 Trading purpose : None